Franklin Hill Acquisition Corporation

Suite 12A 03-05, Level 12A

Plaza Permata, Jalan Kampar Off Jalan Tun Razak

50400 Kuala Lumpur, Malaysia

June 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Franklin Hill Acquisition Corporation Registration Statement Amendment 2 on Form S-1 Filed June 12, 2017 File No. 333-215109

Gentlepersons:

In regard to the above referenced Registration Statement, Franklin Hill Acquisition Corporation (the “Company”) and its management acknowledge that:

* Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

* The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
FRAKLIN HILL ACQUISITION CORPORATION

/s/ Datin Khoo Lay Wah
Datin Khoo Lay Wah
Chief Executive Officer